Exhibit 99.2

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto completes formation of Simandou joint venture with Chalco

25 April 2012

Rio Tinto and Chinalco’s listed subsidiary, Chalco, have completed the formation of their joint venture (JV) to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. As a result, a consortium led by Chalco has made an earn-in payment of US$1.35 billion, in line with an agreement reached with Rio Tinto in March 2010.

Rio Tinto and the Chalco consortium now hold a 53 per cent and 47 per cent interest respectively in the JV which translates into a 50.35 per cent and 44.65 per cent interest in the Simandou project. The remaining five per cent is held by the International Finance Corporation, part of the World Bank. The Government of Guinea retains its options for participation in the project and is expected to take up its first share in the near future.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
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Karen Halbert	Christopher Maitland
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Bruce Tobin
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Bryan Tucker	Jason Combes
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High resolution photographs and media pack available at: www.riotinto.com/media